UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2010 (Report No. 1)

Commission File Number: 000-29742

Retalix Ltd.
 (Translation of registrant’s name into English)

10 Zarhin Street, Ra’anana 43000, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The GAAP financial statements attached to the press release attached as Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8, Registration Nos. 333-09840, 333-12146, 333-14238, 333-109874, and 333-157094, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which are hereby attached hereto and incorporated by reference herein:

99.1	Press Release: Retalix Calls 2010 Annual Shareholder Meeting, dated August 10, 2010.
99.2	Notice of Annual Meeting of Shareholders and Proxy Statement, dated August 10, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RETALIX LTD.

Date: August 10, 2010	By:	/s/ Hugo Goldman
Hugo Goldman
Executive Vice President and
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Press Release: Retalix Calls 2010 Annual Shareholder Meeting, dated August 10, 2010.
99.2	Retalix Ltd. Notice of Annual Meeting of Shareholders and Proxy Statement, dated August 10, 2010.